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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                             SEC File Number 0-19239

(Check One):


[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                     For Period Ended:  September 30, 1996

                     [ ]  Transition Report on Form 10-K
                     [ ]  Transition Report on Form 20-F
                     [ ]  Transition Report on Form 11-K
                     [ ]  Transition Report on Form 10-Q
                     [ ]  Transition Report on Form N-SAR
                     For the Transition Period Ended:_______________________


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, the Item(s) to which the notification relates:

                                 Not Applicable


                                     PART I

                             REGISTRANT INFORMATION


Full Name of Registrant:  LAW COMPANIES GROUP, INC.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (street and number):

                               114 Townpark Drive

City, State and Zip Code:

                           Kennesaw, Georgia  30144
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                                    PART II
                            RULE 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report, or portion thereof could not be filed within the prescribed time period.

          Law Companies Group, Inc. (the "Company") is unable to file timely its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, without unreasonable effort or expense because management, as disclosed on a Form 8-K dated October 30, 1996, has been involved in the negotiation of a binding agreement to merge with PSI Holdings, Inc., a Delaware corporation controlled by Bain Capital, Inc. The negotiations have commanded substantial management time and attention and have prevented the Company, as of the date hereof, from completing preparations of its Quarterly Report on Form 10-Q, including in particular Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements.

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                                    PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

     Lizanne Thomas                  (404)                        581-8411
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         (Name)                    Area Code                     (Telephone)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months, (or for such shorter period that the registrant was required to file such report(s)), been filed? If the answer is no, identify report(s).

                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                   LAW COMPANIES GROUP, INC.
                         --------------------------------------------
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1996         By: /s/ Robert B. Fooshee
                                     ---------------------------
                                 Name:  Robert B. Fooshee
                                 Title: Chief Financial Officer

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